UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 26 May 2020

Name of applicant:		GlaxoSmithKline plc
Name of scheme:		GlaxoSmithKline plc 2009 Deferred Annual Bonus Plan
Period of return:	From:	1 November 2019	To:	30 April 2020
Balance of unallotted securities under scheme(s) from previous return:		153,724
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		370,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		388,348
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		135,376

Name of contact:	Victoria Whyte
Telephone number of contact:	020 8047 5000

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 26 May 2020

Name of applicant:		GlaxoSmithKline plc
Name of scheme:		GlaxoSmithKline 2009 Share Option Plan - Ordinary Shares
Period of return:	From:	1 November 2019	To:	30 April 2020
Balance of unallotted securities under scheme(s) from previous return:		835,095
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		581,004
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		254,091

Name of contact:	Victoria Whyte
Telephone number of contact:	020 8047 5000

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 26 May 2020

Name of applicant:		GlaxoSmithKline plc
Name of scheme:		GlaxoSmithKline 2009 Share Option Plan - ADS
Period of return:	From:	1 November 2019	To:	30 April 2020
Balance of unallotted securities under scheme(s) from previous return:		5,391,416
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		698,736
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		4,692,680

Name of contact:	Victoria Whyte
Telephone number of contact:	020 8047 5000

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 26 May 2020

Name of applicant:		GlaxoSmithKline plc
Name of scheme:		GlaxoSmithKline plc Share Save Plan 2012
Period of return:	From:	1 November 2019	To:	30 April 2020
Balance of unallotted securities under scheme(s) from previous return:		2,145,812
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		698,407
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,447,405

Name of contact:	Victoria Whyte
Telephone number of contact:	020 8047 5000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: May 26, 2020

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc